Exhibit 99.A

Schedule A

Directors of the Reporting Person

Directors	Business Address	Present Principal Occupation or Employment/Principal Business	Citizenship/Place of Organization
Ning Wang	200 Spectrum Center Dr, STE300, Irvine, CA, US 92620	Director	Chinese

Youngil Kim	200 Spectrum Center Dr, STE300, Irvine, CA, US 92620	Director	South Korean

Wye Sheng Kong	200 Spectrum Center Dr, STE300, Irvine, CA, US 92620	Director	Singapore